Exhibit I

CAPITAL PRODUCT PARTNERS L.P. SCHEDULES FOURTH QUARTER 2012 EARNINGS RELEASE, CONFERENCE CALL AND WEBCAST

ATHENS, Greece, January 17, 2013 - Capital Product Partners L.P. (Nasdaq: CPLP) today announced that, before the NASDAQ market open on January 31, 2013, it will release financial results for the fourth quarter ended December 31, 2012. Following the earnings release, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on Thursday, January 31, 2013, at 10:00 am Eastern Time (US).

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), 0(871) 700-0345 (from the UK) or +(44) 1452 555 566 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 7, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(845) 245-5205; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 90459391#

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international diversified shipping company and leader in the seaborne transportation of a wide range of cargoes, including oil, refined oil products and chemicals as well as dry cargo and containerized goods. The Partnership currently owns 25 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, two post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, A.P. Moller-Maersk A.S., Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com